Exhibit 99.1

Brera Holdings PLC (d/b/a Solmate Infrastructure) Appoints Ron Sade as Chief Executive Officer

DUBLIN - April 29, 2026 - Brera Holdings PLC (Nasdaq: SLMT) (the “Company” or “Solmate Infrastructure”), today announced the appointment of Ron Sade as Chief Executive Officer of the Company, effective May 1, 2026. Mr. Sade has served as a member of the Company’s Board of Directors since September 2025 and brings extensive experience in technology investment, digital infrastructure, and strategic growth initiatives.

The Board of Directors believes Mr. Sade’s leadership and industry expertise position the Company to execute on its strategic priorities and strengthen its operational and capital markets positioning. Based in the United Arab Emirates, Mr. Sade is ideally situated to further the Company's focus on the region and accelerate its mission to drive adoption of the Solana network across the Middle East.

“Ron has been a trusted member of our Board and a key strategic advisor during a transformative period for the Company,” said Erez Simha, board member and chair of the Company’s audit committee. “His deep understanding of technology infrastructure, capital markets, and growth-stage companies makes him the right leader to guide Solmate Infrastructure through its next phase of development.”

Mr. Sade added: “I am honored to step into the role of Chief Executive Officer at such an important time for the Company. We remain focused on executing our strategic initiatives, strengthening our financial and operational foundation, and delivering long-term value to our shareholders. I look forward to working closely with the Board, our employees, and our partners to advance the Company’s mission and restore full compliance with applicable listing standards.”

Mr. Sade is a technology investor and entrepreneur with significant experience supporting growth-stage companies across infrastructure, data, and emerging technology sectors, including as an early stage investor in Solana. He is a co-founder of a number of venture capital firms, including Brilliance Ventures, and has invested in numerous early-stage companies, particularly in the cryptocurrency and deep technology sectors.Mr. Sade has been actively involved in advising companies on strategy, capital formation, and operational execution. Since joining the Board of Directors of the Company in 2025, Mr. Sade has played a key role in supporting the Company's strategic initiatives and long-term planning.

About Brera Holdings PLC

Brera Holdings PLC (d/b/a Solmate Infrastructure) is a Solana-based crypto infrastructure company with a strategic focus on Abu Dhabi. The company creates value by working with its partners to build infrastructure and real hardware for the crypto revolution. Its cutting-edge Solana staking infrastructure will help drive the adoption of the network in the Middle East. Backed by Ark Invest, RockawayX, Pulsar Group and other UAE and international investors, Solmate Infrastructure expects to process Solana transactions faster, more efficiently and more profitably than other companies. www.solmate.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “expect,” “intend,” “plan,” “anticipate,” “believe,” “will,” and similar expressions. These statements include, but are not limited to, statements regarding the Board’s evaluation of potential capital markets transactions and other corporate actions. These forward-looking statements are based on current expectations, estimates, assumptions, and projections and involve known and unknown risks, uncertainties, and other factors—many of which are beyond the Company’s control—that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such statements. Important factors that may affect actual results include, among others, the Company’s ability to execute its growth strategy; the outcome of the Nasdaq Hearings Panel process; market conditions, regulatory changes, operational challenges, and other risks and uncertainties described under “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the SEC on May 15, 2025, as amended on May 28, 2025, and in subsequent filings with the SEC, available at www.sec.gov. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

Contacts

Investors
John Ragozzino Jr., CFA
Solmate@icrinc.com